UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)

ImmuCell Corporation
(Name of Issuer)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

45252306
(CUSIP Number)

Jonathan E. Rothschild
c/o ImmuCell Corporation
56 Evergreen Drive
Portland, ME 04103
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 21, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of  §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 452525306	Page 2 of 7 Pages

1.	Names of Reporting Person: Jonathan E. Rothschild I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instruction): P F
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e): ☐
6.	Citizenship or Place of Organization: USA
Number of Shares Beneficially by Owned by Each Reporting Person With:	7.	Sole Voting Power: 510,436
	8.	Shared Voting Power: n/a
	9.	Sole Dispositive Power: 510,436
	10.	Shared Dispositive Power: n/a
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 510,436
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 16.9%
14.	Type of Reporting Person (See Instructions): I N

CUSIP No. 452525306	Page 3 of 7 Pages

1.	Names of Reporting Person: Arterio, Inc. I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instruction): W C
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e): ☐
6.	Citizenship or Place of Organization: USA
Number of Shares Beneficially by Owned by Each Reporting Person With:	7.	Sole Voting Power: 215,355
	8.	Shared Voting Power: n/a
	9.	Sole Dispositive Power: 215,355
	10.	Shared Dispositive Power: n/a
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 215,355
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 7.1%
14.	Type of Reporting Person (See Instructions): C O

CUSIP No. 452525306	Page 4 of 7 Pages

1.	Names of Reporting Person: The estate of the parents of Mr. Rothschild I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instruction): W C
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e): ☐
6.	Citizenship or Place of Organization: USA
Number of Shares Beneficially by Owned by Each Reporting Person With:	7.	Sole Voting Power: 39,255
	8.	Shared Voting Power: n/a
	9.	Sole Dispositive Power: 39,255
	10.	Shared Dispositive Power: n/a
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 39,255
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 1.3%
14.	Type of Reporting Person (See Instructions): I N

CUSIP No. 452525306	Page 5 of 7 Pages

ITEM 1.	SECURITY AND ISSUER Common stock, par value $0.10 per share ImmuCell Corporation 56 Evergreen Drive Portland, ME 04103

ITEM 2.	IDENTITY AND BACKGROUND

(a)	Name of Persons filing this Statement: Jonathan E. Rothschild

(b)	Residence or Business Address: c/o ImmuCell Corporation 56 Evergreen Drive Portland, ME 04103

(c)	Present Principal Occupation and Employment: Outside Director of ImmuCell Corporation

(d)	Criminal Convictions: None of the Reporting Persons have been charged or convicted in a criminal proceeding during the last five years.

(e)
Civil Proceedings:
None of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years where such person, as result of such proceeding, was or became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

(f)	State of Incorporation/Organization/Citizenship: USA

(a)	Name of Persons filing this Statement: Arterio, Inc.

(b)	Residence or Business Address: 1601 B Shary Circle Concord, CA 94518

(c)	Present Principal Occupation and Employment: A corporation owned solely by Mr. Jonathan E. Rothschild. Mr. Rothschild is president of Arterio, Inc.

(d)	Criminal Convictions: None of the Reporting Persons have been charged or convicted in a criminal proceeding during the last five years.

CUSIP No. 452525306	Page 6 of 7 Pages

(e)
Civil Proceedings:
None of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years where such person, as result of such proceeding, was or became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

(f)	State of Incorporation/Organization/Citizenship: USA

(a)	Name of Persons filing this Statement: The estate of the parents of Mr. Rothschild

(b)	Residence or Business Address: 1601 B Shary Circle Concord, CA 94518

(c)
Present Principal Occupation and Employment:
Mr. Rothschild is the executor of his parents’ estate and is a one-third beneficiary of that estate. The distribution of the assets of that estate has not yet been resolved.

(d)	Criminal Convictions: None of the Reporting Persons have been charged or convicted in a criminal proceeding during the last five years.

(e)
Civil Proceedings:
None of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years where such person, as result of such proceeding, was or became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

(f)	State of Incorporation/Organization/Citizenship: USA

ITEM 3.
SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The source of the $1,420,127 used to acquire the 510,436 shares of common stock is personal funds of the reporting person and his parents. The source of the $574,561 used to acquire the 215,355 shares of common stock by Arterio, Inc. is working capital of Arterio, Inc. The source of the $153,491 used to acquire the 39,255 shares of common stock now held by the estate of Mr. Rothschild’s parents was personal funds of the parents of Mr. Rothschild.

ITEM 4.	PURPOSE OF TRANSACTION The purpose of the acquisition is personal investment.

CUSIP No. 452525306	Page 7 of 7 Pages

ITEM 5.
INTEREST IN SECURITIES OF THE ISSUER

The 510,436 shares, which represents 16.9% of the outstanding common stock, include 215,355 shares held by Arterio, Inc., a corporation owned solely by Mr. Rothschild and 39,255 shares held by the estate of Mr. Rothschild’s parents. Mr. Rothschild is the executor of his parents’ estate and is a one-third beneficiary of that estate. The distribution of the assets of that estate has not yet been resolved. The 215,355 shares held by Arterio, Inc. represent 7.1% of the outstanding common stock. The 39,255 shares held by the estate of Mr. Rothschild’s parents represent 1.3% of the outstanding common stock.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER n/a

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS n/a

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 27, 2014	/s/ Michael F. Brigham
Name: Michael F. Brigham Attorney-in-fact